# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: ACHIEVE LIFE SCIENCES, INC., CIK 0000949858
CUSIP: 004468500
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 22722 29TH DR. SE., Suite 100, Bothell, Washington (WA), 98021
Date of event which requires filing of this statement: 04/17/2025
Filed by CIK 0001903793
Persons authorized to receive notices and communications: Jennifer L. Chu, TPG Inc., 301 Commerce Street, Suite 3300, Fort Worth, Texas (TX), 76102, (817) 871-4000

## Reporting persons
- TPG GP A, LLC (CIK 0001903793): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 13,755,160; sole dispositive power 0; shared dispositive power 13,755,160; aggregate amount beneficially owned 13,755,160 (12.6% of the class)
  Comment: The number of shares of Common Stock (as defined below) beneficially owned as set forth in response to Items 7 through 11 above includes (i) 6,877,580 shares of Common Stock and (ii) 6,877,580 shares of Common Stock issuable upon exercise of 6,877,580 Warrants (as defined below).
  
  The percentage beneficial ownership set forth in response to Item 13 above assumes that there is a total of 109,535,637 shares of Common Stock outstanding, which is the sum of (i) the 53,239,988 shares of Common Stock outstanding as of March 24, 2026, as reported in the Annual Report on Form 10-K filed by the Issuer (as defined below) with the Securities and Exchange Commission (the "Commission") on March 24, 2026, (ii) the 49,418,069 shares of Common Stock issued at the Closing (as defined below) and (iii) the 6,877,580 shares of Common Stock issuable upon exercise of the 6,877,580 Warrants reported herein.
- James G. Coulter (CIK 0001099776): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 13,755,160; sole dispositive power 0; shared dispositive power 13,755,160; aggregate amount beneficially owned 13,755,160 (12.6% of the class)
  Comment: The number of shares of Common Stock beneficially owned as set forth in response to Items 7 through 11 above includes (i) 6,877,580 shares of Common Stock and (ii) 6,877,580 shares of Common Stock issuable upon exercise of 6,877,580 Warrants.
  
  The percentage beneficial ownership set forth in response to Item 13 above assumes that there is a total of 109,535,637 shares of Common Stock outstanding, which is the sum of (i) the 53,239,988 shares of Common Stock outstanding as of March 24, 2026, as reported in the Annual Report on Form 10-K filed by the Issuer with the Commission on March 24, 2026, (ii) the 49,418,069 shares of Common Stock issued at the Closing and (iii) the 6,877,580 shares of Common Stock issuable upon exercise of the 6,877,580 Warrants reported herein.
- Jon Winkelried (CIK 0001366946): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 13,755,160; sole dispositive power 0; shared dispositive power 13,755,160; aggregate amount beneficially owned 13,755,160 (12.6% of the class)
  Comment: The number of shares of Common Stock beneficially owned as set forth in response to Items 7 through 11 above includes (i) 6,877,580 shares of Common Stock and (ii) 6,877,580 shares of Common Stock issuable upon exercise of 6,877,580 Warrants.
  
  The percentage beneficial ownership set forth in response to Item 13 above assumes that there is a total of 109,535,637 shares of Common Stock outstanding, which is the sum of (i) the 53,239,988 shares of Common Stock outstanding as of March 24, 2026, as reported in the Annual Report on Form 10-K filed by the Issuer with the Commission on March 24, 2026, (ii) the 49,418,069 shares of Common Stock issued at the Closing and (iii) the 6,877,580 shares of Common Stock issuable upon exercise of the 6,877,580 Warrants reported herein.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: ACHIEVE LIFE SCIENCES, INC.
Address of issuer's principal executive offices: 22722 29TH DR. SE., Suite 100, Bothell, Washington (WA), 98021
Comment: This Schedule 13D (the "Schedule 13D") relates to the Common Stock, par value $0.001 per share (the "Common Stock"), of Achieve Life Sciences, Inc. (the "Issuer").

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being filed jointly on behalf of TPG GP A, LLC, a Delaware limited liability company ("TPG GP A"), James G. Coulter and Jon Winkelried (each a "Reporting Person" and collectively, the "Reporting Persons").

TPG GP A exercises direct or indirect control over entities that collectively hold 100% of the shares of Class B common stock (which represents a majority of the combined voting power of the common stock) of TPG Inc., a Delaware corporation, which is the sole member of TPG GPCo, LLC, a Delaware limited liability company, which is the sole member of TPG Holdings II-A, LLC, a Delaware limited liability company, which is the general partner of TPG Operating Group II, L.P., a Delaware limited partnership, which is the sole member of TPG Holdings I-A, LLC, a Delaware limited liability company, which is the general partner of TPG Operating Group I, L.P, a Delaware limited partnership, which is the sole member of TPG LSI GenPar Advisors, LLC, a Delaware limited liability company, which is the general partner of TPG LSI GenPar, L.P., a Delaware limited partnership, which is the sole member of TPG LSI SPV GP, LLC, a Delaware limited liability company, which is the general partner of TPG LSI Rise Auriga L.P., a Delaware limited partnership ("TPG Auriga"), which directly holds (i) 6,877,580 shares of Common Stock and (ii) 6,877,580 warrants (the "Warrants").

Each Warrant is initially exercisable for one share of Common Stock at an exercise price (the "Exercise Price") of $3.51. The number shares of Common Stock issuable upon exercise of the Warrants and the Exercise Price are subject to certain adjustments as set forth in the Warrants.

The Warrants are exercisable at any time after the Closing and will expire on the twentieth business day following the later of (i) the date on which the Issuer publicly announces that the U.S. Food and Drug Administration has approved cytisinicline for smoking cessation in adults (the "FDA Approval"), and (ii) the date on which the Issuer notifies TPG Auriga of the FDA Approval, provided that if a Warrant is not fully exercisable because the Issuer has insufficient authorized and unreserved shares of Common Stock at the time of the public announcement of the FDA Approval, the Warrant will be exercisable for two years following the date on which the Issuer obtains stockholder approval to increase the number of authorized shares of Common Stock. TPG Auriga may not exercise the Warrant if it, together with its affiliates, would beneficially own more than 19.99% of the number of shares of Common Stock outstanding immediately after giving effect to such exercise.

Because of the relationship of TPG GP A to TPG Auriga, TPG GP A may be deemed to beneficially own the shares of Common Stock beneficially owned by TPG Auriga. TPG GP A is controlled by entities owned by Messrs. Coulter and Winkelried. Because of the relationship of Messrs. Coulter and Winkelried to TPG GP A, each of Messrs. Coulter and Winkelried may be deemed to beneficially own the shares of Common Stock beneficially owned by TPG Auriga. Messrs. Coulter and Winkelried disclaim beneficial ownership of the shares of Common Stock beneficially owned by TPG Auriga except to the extent of their pecuniary interest therein.

The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached as Exhibit 1 hereto.
Residence or business address:
The business address of each Reporting Person is c/o TPG Inc., 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.

The following list includes the name, residence or business address and present principal occupation or employment of each director, executive officer and controlling person of TPG GP A (the "TPG GP A Officers"). All addresses are c/o TPG Inc., 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.

James G. Coulter (Executive Chairman)
Jon Winkelried (Chief Executive Officer)
Jack Weingart (Chief Financial Officer)
Todd Sisitsky (President)
Anilu Vazquez-Ubarri (Chief Operating Officer)
Jennifer L. Chu (General Counsel)
Joann Harris (Chief Compliance Officer)
Martin Davidson (Chief Accounting Officer)
Steven A. Willmann (Treasurer)
Jean-Baptiste Garcia (Vice President)
Matthew White (Vice President)
Present principal occupation or employment:
The principal business of TPG GP A is serving as the sole ultimate general partner, managing member or similar entity of related entities engaged in making or recommending investments in securities of public and private companies.

The present principal occupation of Mr. Coulter is Executive Chairman and Director of TPG Inc. and officer, director and/or manager of other affiliated entities.

The present principal occupation of Mr. Winkelried is Chief Executive Officer and Director of TPG Inc. and officer, director and/or manager of other affiliated entities.

See response to Item 2(b) above.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, without independent verification, any of the TPG GP A Officers has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, without independent verification, any of the TPG GP A Officers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Each of Messrs. Coulter, Winkelried and the TPG GP A Officers is a United States citizen.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The information set forth in or incorporated by reference in Items 2, 4, 5 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in or incorporated by reference in Items 2, 3, 5 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

Securities Purchase Agreement

TPG Auriga entered into a Securities Purchase Agreement (the "Securities Purchase Agreement") with the Issuer, dated as of April 15, 2026, pursuant to which it agreed to purchase, and the Issuer agreed to sell and issue, 6,877,580 shares of Common Stock and 6,877,580 accompanying Warrants at a collective price of $3.635 per combination of share of Common Stock and accompany Warrant (the "Private Placement"). On April 17, 2026, the Private Placement closed (the "Closing"). The aggregate purchase price of $25,000,003.30 paid by TPG Auriga for the shares of Common Stock and accompanying Warrants was funded by equity contributions of the limited partners of TPG Auriga.

Pursuant to the Securities Purchase Agreement, on April 15, 2026, the Board of Directors of the Issuer appointed Lucian Iancovici, as designated by TPG Auriga, to serve as a director of the Issuer, effective April 17, 2026. The Issuer has agreed to nominate Dr. Iancovici for re-election to the Board of Directors at the Issuer's 2026 annual meeting of stockholders and the 2027 annual meeting of stockholders, until such time as TPG Auriga beneficially owns less than 5% of the Issuer's outstanding Common Stock.

Registration Rights Agreement

In connection with the Private Placement, TPG Auriga entered into a Registration Rights Agreement (the "Registration Rights Agreement") with the Issuer, dated as of April 15, 2026, providing for the registration under the Securities Act of 1933, as amended, for resale of the shares of Common Stock issued at Closing and the shares of Common Stock issuable upon exercise of the Warrants.

Other than as described above, none of the Reporting Persons nor, to the best knowledge of each of the Reporting Persons, without independent verification, any of the TPG GP A Officers, currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto. As a result of these activities, one or more of the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management or capital structure of the Issuer as a means of enhancing shareholder value. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein, including, without limitation, such matters as acquiring additional securities of the Issuer or disposing of securities of the Issuer(greek question mark) entering into an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries(greek question mark) selling or transferring a material amount of assets of the Issuer or any of its subsidiaries(greek question mark) changing the present board of directors or management of the Issuer, including changing the number or term of directors or filling any existing vacancies on the board of directors of the Issuer(greek question mark) materially changing the present capitalization or dividend policy of the Issuer(greek question mark) materially changing the Issuer's business or corporate structure(greek question mark) changing the Issuer's certificate of incorporation, bylaws or instruments corresponding thereto or taking other actions which may impede the acquisition of control of the Issuer by any person(greek question mark) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association(greek question mark) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933, as amended(greek question mark) and taking any action similar to any of those enumerated above.

Reference to and description of the Warrants, Securities Purchase Agreement and Registration Rights Agreement set forth above in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the full text of the form of Common Warrant, form of Securities Purchase Agreement and form of Registration Rights Agreement, which have been filed as Exhibits 2, 3 and 4 and are incorporated herein by this reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated by reference in its entirety into this Item 5.

The following sentence assumes that there is a total of 109,535,637 shares of Common Stock outstanding, which is the sum of (i) the 53,239,988 shares of Common Stock outstanding as of March 24, 2026, as reported in the Annual Report on Form 10-K filed by the Issuer with the Commission on March 24, 2026, (ii) the 49,418,069 shares of Common Stock issued at the Closing and (iii) the 6,877,580 shares of Common Stock issuable upon exercise of the 6,877,580 Warrants reported herein.. Pursuant to Rule 13d-3 under the Act, the Reporting Persons may be deemed to beneficially own 13,755,160 shares of Common Stock, which constitutes approximately 12.6% of the outstanding shares of Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose: See response to Item 5(a) above.
Transactions in the class effected during the past sixty days: Except as set forth in this Item 5, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, without independent verification, any person named in Item 2 hereof, has effected any transaction in the shares of Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Items 2, 3, 4 and 5 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

Except as described above, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, among the persons named in Item 2 or between such persons and any other person, with respect to any securities of Issuer, including, but not limited to, any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1. Agreement of Joint Filing by TPG Group Holdings (SBS) Advisors, Inc., TPG GP A, LLC, TPG Advisors VII, Inc., TPG Advisors VI, Inc., TPG Advisors VI-AIV, Inc., TPG Asia Advisors VI, Inc., David Bonderman, James G. Coulter, Jon Winkelried and Karl Peterson dated as of January 18, 2022 (incorporated herein by reference to Exhibit 1 to Amendment No. 4 to Schedule 13D filed by TPG GP A, LLC, David Bonderman, James G. Coulter and Jon Winkelried on January 18, 2022 with respect to the shares of common stock of Allogene Therapeutics, Inc.).

2. Form of Common Warrant (incorporated by reference to Exhibit 4.1 to the Issuer's Current Report on Form 8-K filed by the Issuer with the Commission on April 16, 2026).

3. Form of Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed by the Issuer with the Commission on April 16, 2026).

4. Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.2 to the Issuer's Current Report on Form 8-K filed by the Issuer with the Commission on April 16, 2026).

## Signatures
- TPG GP A, LLC: /s/ Matthew White, Matthew White / Vice President (04/24/2026)
- James G. Coulter: /s/ Gerald Neugebauer, Gerald Neugebauer, on behalf of James G. Coulter (1) (04/24/2026)
- Jon Winkelried: /s/ Gerald Neugebauer, Gerald Neugebauer, on behalf of Jon Winkelried (2) (04/24/2026)
Comment: (1) Gerald Neugebauer is signing on behalf of Mr. Coulter pursuant to an authorization and designation letter dated January 10, 2024, which was previously filed with the Commission as an exhibit to a Form 4 filed by Mr. Coulter on February 7, 2024 (SEC File No. 001-41617).

(2) Gerald Neugebauer is signing on behalf of Mr. Winkelried pursuant to an authorization and designation letter dated January 10, 2024, which was previously filed with the Commission as an exhibit to a Form 4 filed by Mr. Winkelried on February 7, 2024 (SEC File No. 001-41617).